Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-185095

December 17, 2012

Precision Castparts Corp.

Final Term Sheet

December 17, 2012

This final term sheet supplements, and should be read in conjunction with, Precision Castparts Corp.’s preliminary prospectus supplement dated December 17, 2012 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated November 21, 2012 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Precision Castparts Corp. (the “Company”)

Title of Securities:	0.70% Senior Notes due 2015 (the “2015 Notes”)

1.25% Senior Notes due 2018 (the “2018 Notes”)

2.50% Senior Notes due 2023 (the “2023 Notes”)

3.90% Senior Notes due 2043 (the “2043 Notes”)

Security Type:	Senior Unsecured Notes

Size:	2015 Notes: $500,000,000

2018 Notes: $1,000,000,000

2023 Notes: $1,000,000,000

2043 Notes: $500,000,000

Maturity:	2015 Notes: December 20, 2015

2018 Notes: January 15, 2018

2023 Notes: January 15, 2023

2043 Notes: January 15, 2043

Coupon (Interest Rate):	2015 Notes: 0.70% per year, accruing from December 20, 2012

2018 Notes: 1.25% per year, accruing from December 20, 2012

2023 Notes: 2.50% per year, accruing from December 20, 2012

2043 Notes: 3.90% per year, accruing from December 20, 2012

Yield to Maturity:	2015 Notes: 0.710%

2018 Notes: 1.281%

2023 Notes: 2.565%

2043 Notes: 3.935%

Spread to Benchmark Treasury:	2015 Notes: +35 bps

2018 Notes: +55 bps

2023 Notes: +80 bps

2043 Notes: +100 bps

Benchmark Treasury:	2015 Notes: 0.250% due December 15, 2015

2018 Notes: 0.625% due November 30, 2017

2023 Notes: 1.625% due November 15, 2022

2043 Notes: 2.750% due August 15, 2042

Benchmark Treasury Price and Yield:	2015 Notes: 99-21+; 0.360%

2018 Notes: 99-15+; 0.731%

2023 Notes: 98-23+; 1.765%

2043 Notes: 96-11+; 2.935%

Interest Payment Dates:	2015 Notes: June 20 and December 20, beginning June 20, 2013

2018 Notes: January 15 and July 15, beginning July 15, 2013

2023 Notes: January 15 and July 15, beginning July 15, 2013

2043 Notes: January 15 and July 15, beginning July 15, 2013

Optional Redemption Provision:	The 2015 Notes and the 2018 Notes may be redeemed at any time or from time to time, the 2023 Notes may be redeemed at any time or from time to time prior to October 15, 2022, and the 2043 Notes may be redeemed at any time or from time to time prior to July 15, 2042, in each case either in whole or in part at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate.

On or after October 15, 2022, the 2023 Notes may be redeemed, and on or after July 15, 2042, the 2043 Notes may be redeemed, at any time or from time to time at a redemption price equal to 100% of the principal amount of such 2023 Notes or 2043 Notes to be redeemed, as the case may be, plus accrued interest thereon to, but excluding, the date of redemption.

“Adjusted Treasury Rate” means the arithmetic mean of the yields under the heading “Week Ending” published in the Statistical Release most recently published prior to the date of determination under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the Comparable Treasury Issue, plus 5 basis points, in the case of the 2015 Notes, 10 basis points, in the case of the 2018 Notes, 15 basis points, in the case of the 2023 Notes and 15 basis points, in the case of the 2043 Notes. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

Special Acquisition Redemption Provision:	If the Company does not complete its planned acquisition of Titanium Metals Corporation on or before May 1, 2013, or if the Merger Agreement (as defined in the Preliminary Prospectus Supplement) is terminated at any time prior thereto, the Company must redeem the 2018 Notes, the 2023 Notes and the 2043 Notes at a redemption price equal to 101% of the aggregate principal amount of the redeemed Notes, plus accrued and unpaid interest to, but excluding, the special acquisition redemption date (as defined in the Preliminary Prospectus Supplement).

Price to Public:	2015 Notes: 99.970%, plus accrued interest, if any

2018 Notes: 99.848%, plus accrued interest, if any

2023 Notes: 99.425%, plus accrued interest, if any

2043 Notes: 99.383%, plus accrued interest, if any

Trade Date:	December 17, 2012

Settlement Date:	December 20, 2012 (T+3)

Ratings:	A2 (Stable) by Moody’s Investors Service, Inc.

A- (Stable) by Standard & Poor’s Ratings Services

CUSIP/ISIN:	2015 Notes: 740189 AJ4 / US740189AJ45

2018 Notes: 740189 AK1 / US740189AK18

2023 Notes: 740189 AG0 / US740189AG06

2043 Notes: 740189 AH8 / US740189AH88

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Wells Fargo Securities, LLC

Mizuho Securities USA Inc.

U.S. Bancorp Investments, Inc.

Senior Co-Managers:	J.P. Morgan Securities LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Co-Managers:	Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

Scotia Capital (USA) Inc.

*The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-326-5897.